Exhibit 99.1

Shareholders Q&A for CGG’s Financial Restructuring

GLOSSARY

1.	What is a rights issue?

A rights issue is when a company increases its capital by issuing new shares, enabling that company to increase its equity and strengthen its financial structure.

A rights issue may be undertaken in different ways: in cash, enabling the company to receive liquidities, in kind through the transfer of assets, or debt repayment. If preferential subscription rights (PSR) are cancelled, the rights issue may or may not be restricted to named persons or a category of persons.

2.	What is a rights issue with preferential subscription rights (PSR)?

This is a rights issue that allows existing shareholders, who wish to, to subscribe to new shares on the basis of the number of shares they already hold in the company. The shareholders are beneficiaries of PSR that they can exercise or sell on the market, depending on market conditions.

3.	What is a preferential subscription right (PSR)?

A PSR protects the interests of the shareholders of a company that increases its capital. This right is attached to each existing share and entitles its holder to subscribe to new shares during the subscription period so that the holder can retain the percentage he owns in the capital and not suffer a dilution resulting from the rights issue. To take part in a rights issue with maintained preferential subscription rights, new investors must first acquire preferential subscription rights from existing shareholders.

PSRs are listed and transferable up until two days before the end of the rights issue subscription period. At the end of the subscription period, all PSRs that not have been exercised become void and lose their value.

4.	What is a share purchase warrant (warrant)?

A warrant is issued by a company, either on its own or with the issue of a security (share or bond, etc.). It gives the holder the right to subscribe to one or more shares at a fixed price (strike price), until a set deadline (maturity).

5.	How do warrants benefit shareholders?

Warrants entitle their holders to subscribe to new shares at a fixed price so that however much higher the price of a CGG share is compared to the strike price, the higher the profit will be if the holder decides to sell the share resulting from the exercise of the warrant.

A warrant entitles its holder to subscribe to shares but this is under no circumstances an obligation. It allows shareholders with warrants to decide during the exercise period (either 4 or 5 years in the context of CGG’s restructuring, depending on the warrant) whether they wish to exercise or not their warrants depending on the stock market performance of CGG’s share price.

Alternatively, CGG shareholders with warrants can decide to sell them, depending on stock market conditions: in the case in point, the warrant will be a listed security which can be sold at any time during the exercise period, and will have a market value based essentially on the value of the optional component (the right to subscribe in the future at a given price), with this value rising in line with the volatility of the CGG share price (this has historically been very high) and also the length of the residual strike price.

Once the exercise period has lapsed, the unexercised warrants become void.

6.	What is an OCEANE?

This is a convertible bond. They may be converted/ exchanged at the request of their holders into new/ existing shares.

7.	What is a « Senior Note »?

The term « Senior Note » is used for high-yield bonds issued by the listed CGG SA company for approximately $1.5 billion nominal amount. These bonds benefit from guarantees brought by 14 foreign subsidiaries of the Group and this entitles holders to direct access to a very substantial part of the Group’s activities, and therefore places them in a more favorable position than OCEANE holders and CGG SA shareholders.

8.	What is a Lock-up agreement?

Prior to the start of legal proceedings in the U.S. and France, CGG and a number of of its financial creditors entered into a lock-up agreement on June 13, 2017, pursuant to which the relevant parties committed to support and take all steps and actions reasonably necessary to implement and consummate the financial restructuring plan.

It is to be noted that DNCA signed the lock-up agreement and also a similar commitment as a shareholder (the “restructuring support agreement”).

9.	What is meant by ‘existing’, ‘current’ or ‘original’ shareholders?

The terminology of ‘existing’, ‘current’ or ‘original’ shareholders refers to shareholders who will hold shares in CGG on the date on which they may be granted warrants or Preferential Subscription Rights (PSR) within the framework of the rights issue with shareholders’ PSR.

CGG’S SITUATION

10.	Why have you engaged a financial restructuring?

In light of our 2016 results much below expectations in terms of revenue and EBITDA, and given the persisting challenging market conditions with 2017 expected to be in line with 2016; CGG estimated at the very beginning of this year (see January 5th 2017 press release) that its financial performance would not enable it to generate sufficient cash flows to service its current trend and level of debt. In this context, the Company decided to begin discussions with the various stakeholders (the various debtors categories, our main shareholders, etc.) in order to establish a financial restructuring plan with the aim of significantly reducing debt levels and related interest costs.

11.	How do you explain CGG having to undertake such a major financial restructuring, after already launching a rights issue in 2016?

Since the end of 2013, the CGG Group, like all the other players in the seismic industry, has experienced an unprecedented crisis, which has led it to undertake an ambitious industrial transformation plan aimed essentially at rebalancing its business portfolio towards Geoscience activities (GGR: Multi-Client surveys and Imaging) and production of seismic equipment, while sharply reducing its exposure to the contractual data acquisition market (offshore, onshore and airborne).

More specifically, the last phase in this industrial transformation plan, announced in the fall of 2015, consisted—among other measures we took to adapt—in right-sizing our operated fleet to only five vessels, that are mainly focused on our own Multi-Client survey needs, and in reducing the share of contractual data acquisition in the Group’s overall activities to less than 15-20%.

The cost of implementing this last restructuring phase was estimated at more than $300m, which we decided to finance (see December 7, 2015 press release) through a rights issue, considering this to be a preferable solution for shareholders compared to an alternative solution which would have been to allow minority interests to take a stake the Group’s core activities. There was also no guarantee that we would have been able to achieve this (we would have had to find investors, reach an agreement on the entry price, exit conditions, and obtain the prior consent of some creditors in parallel, etc.).

The size of this rights issue (around €350m gross, corresponding to $338m of net proceeds for the company) was determined based on an estimate of Group’s the industrial restructuring costs and its liquidity needs.

At the time, our forecasts were:

•	the price per barrel would rebound to within a range of $65 to 70 by the end of 2017-mid 2018;

•

after a decline in annual revenue of nearly 20% in 2014 and almost 30% in 2015, revenue was expected to fall by around 25% in 2016, then recover in 2017 to close to the figure for 2015, and increase in 2018;

•	on this basis, the Group’s debt was to be contained, with a leverage (net debt to EBITDA ratio) of less than 5x throughout 2016 and then decrease and fall below 3x by mid-2018.

However, the unfavorable market conditions have ultimately proven to be far worse than forecast:

•	the 2016 decline in revenue was finally close to 45% (instead of 25%) ;

•	2016 EBITDA was well below expectations;

•	leverage ratio reached 7.1x at the end of 2016;

•

overall, over the 2016-2018 period, the Group estimates that it lost in total, compared to forecasts, nearly $2bn of turnover, corresponding to almost $1bn less EBITDA over the period and an equivalent decrease in liquidity.

Due to this profound and irreparable imbalance in the Group’s financial situation, CGG decided to embark on this financial restructuring process.

12.	What is your 2017 outlook?

For 2017 we confirm our forecast for revenue and EBITDA being in line with figures for 2016, though with downward pressure on cash flow generation.

As indicated during the publication of our First Half 2017 results, the Group’s liquidity could fall from $315m at the end of June to almost $200m by the end of the year / beginning of next year. Furthermore, it is important to note that, with these forecasts, and if we don’t achieve a timely implementation of our restructuring plan, the Group’s liquidity would fall below the level required to conduct our operations as early as the first quarter 2018, thus jeopardizing business continuity.

13.	What is the Group’s total debt?

Under IFRS accounting standards, Group gross debt was $2.812m at the end of June 2017. Available cash stood at $315m, Group net debt was $2.497m and the “net debt to LTM EBITDA” leverage ratio stood at 8.4x.

In terms of pure financial value, excluding adjustments relating to IFRS (but including the real estate lease on our Massy Galileo premises) and taking into account a €/$ closing exchange rate at the end of June of 1.14, our gross debt – for the nominal amount and accrued interest—totaled $2,885m on that date, consisting mostly of:

•	about $800m of nominal amount of secured and guaranteed debt,

•	$1.095bn and €400m of nominal amount of unsecured and guaranteed Senior Notes,

•	€360m of nominal amount of unsecured and unguaranteed convertible bonds (OCEANEs).

THE FINANCIAL RESTRUCTURING PLAN

14.	What are the aims of this financial restructuring?

Throughout CGG’s discussions with stakeholders regarding the financial restructuring, our primary goals have been as follows:

•	Preserve the Group’s integrity;

•	Obtain leeway (i) to pursue our technological and business development and (ii) be able to weather uncertainties in the oil market;

•	Maintain and develop in France an internationally recognized pole of excellence in the fields of seismic and geoscience;

•

Equitize the existing unsecured debt, Senior Notes and OCEANEs, for the gross nominal amount (from $2.9bn to $1.2bn) and part of the accrued interests in order to reduce the Group’s indebtedness to a sustainable level;

•	Significantly extend the maturity of the secured debt;

•	Inject new money in order to be able to weather various recovery scenarios;

•

Seek the most equitable treatment for each of our stakeholders, taking into account their rights and respective levels of subordination, including notably a better fortunes mechanism favorable to the existing shareholders.

15.	What are the main principles of the agreement signed on June 13, 2017?

The financial restructuring plan agreed upon on June 13, 2017 is based on three main components:

•	equitization of the existing principal amount of the unsecured debt (i.e. around $1.63bn for the Senior Notes and €360m for the OCEANEs);

•	extension of the maturity of the secured debt (i.e. around $800m);

•

injection of new money (totaling around $500m) by shareholders and by some creditors to finance and/or refinance the Group’s existing Group financial commitments and provide it with sufficient liquidity.

In total, starting from gross debt of about $2.9bn before the financial restructuring, the Group would, after restructuring, have gross debt of nearly $1.2bn, with maturity extended by 5-6 years, and an increase in liquidity of nearly +$0.3bn.

The creditors’ and shareholders’ treatment in connection with the restructuring is detailed in question 23 below.

16.	Why was a sauvegarde procedure initiated in France?

The Sauvegarde (“safeguard”) procedure in France, which concerns the listed CGG SA company, was the appropriate legal framework for (i) enabling stakeholders in the Group’s financial restructuring to negotiate and agree on the terms of a restructuring plan that would secure the long-term future of the Group in exchange for concessions by all parties and (ii) for enabling implementation of the agreed plan in the shortest possible timeframe, with minimum disruption to the company’s day-to-day business.

17.	Why did CGG file for chapter 15 protection in the United States?

The objective of CGG’s chapter 15 filing was to obtain recognition and enforcement in the U.S. of CGG S.A.’s French Sauvegarde procedure. Chapter 15 facilitates cross-border insolvencies and reorganizations by authorizing U.S. Bankruptcy Courts to recognize and enforce main restructuring proceedings conducted in a foreign country.

18.	Why did CGG file for chapter 11 protection in the United States?

This is one of the specific characteristics of CGG’s financial restructuring with respect to all precedents encountered in France. All CGG’s secured debt ($0.8bn) and all its Senior Notes (for almost $1.5bn) benefit from guarantees, subject to US law and guaranteed by 14 key foreign subsidiaries. These bondholders benefit from a direct right to capture the value of the assets of these subsidiaries which cover a large share of the Group’s activities. With their own sub-subsidiaries, the subsidiaries contributed to almost 65 % of the group’s consolidated EBITDA in 2016. This is why it was necessary to protect these subsidiaries from any actions by creditors by placing them under US chapter 11 protection.

The opening of legal procedures in France (Sauvegarde) and the US (chapter 11) signifies that the restructuring plan is validated by the French judge after agreement with the creditors and shareholders and by the American judge but only regarding the treatment of the holders of secured debt and Senior Notes. Since the shareholders and OCEANE holders do not fall under the jurisdiction of US law.

19.	Does filing for protection mean that CGG is going bankrupt or insolvent?

CGG is neither going bankrupt nor insolvent. The US chapter 11 and French Sauvegarde procedures are designed to allow companies to restructure their debt with minimal disruption to their business, while protecting the value of their assets.

Numerous companies have taken this path to efficiently achieve a debt restructuring process. During this time, we will continue normal day-to-day operations and meet our client commitments as usual.

If the Group is unable to implement the financial restructuring plan approved by the Group’s main creditors, it could go into receivership which means it could run the medium-term risk of being dismantled, for example in the case of compulsory liquidation procedures under different jurisdictions.

If such procedures were to be implemented, shareholders could find themselves in a position where they lose their entire investment in the Group.

At the same time, our creditors or at least some of them may have reduced prospects for recovering their claims.

20.	What are the next steps for CGG?

It is in the interest of CGG and all its stakeholders that this restructuring plan be implemented as quickly as possible, in order to preserve the Group’s commercial positions, and correlatively protect the value and of its business and its employees’ jobs.

The creditors’ vote took place in France on July 28, 2017; the lenders’ committee unanimously approved the draft safeguard plan and the bondholders general meeting by a majority of 93.5% of the creditors who cast a vote.

The creditors’ vote in the United States ended on September 22, 2017. All holders casting ballots with respect to the Secured Loans voted unanimously in favor of the plan, and of those holders voting in respect of the Senior Notes 98% in debt amount voted in favor of the plan.

The shareholders’ general meeting will take place on October 31, 2017 with a view to an effective implementation of the restructuring plan by the end of February 2018 at the latest.

21.	Which resolutions will be on the agenda at the next Shareholders’ Meeting with a view to the financial restructuring?

The planned resolutions were published in France’s official bulletin announcements on 25 September 2017 in accordance with legal requirements. The definitive texts will be published with the notification to attend 15 days before the shareholders’ meeting.

22.	What majority will be needed to approve the financial restructuring?

The majority required to approve the resolutions relating to implementation of the restructuring is 2/3 of the votes of all shareholders present or represented at the meeting.

TECHNICALITIES

23.	Can you summarize how the financial restructuring plan would break out for the various stakeholders?

23.1.	Equitization of the unsecured debt (Senior Notes and OCEANEs)

23.1.1.	Regarding Senior noteholders:

Equitization of the $1.1bn and €0.4bn high yield bonds, i.e. a total of $1.55bn/ €1.4bn, into shares at a €3.12 ($3.50) conversion price.

23.1.2.	Regarding Convertibles bondholders (OCEANEs):

Equitization of the €360m convertible bonds into shares at a €10.26 ($11.50) conversion price.

23.2.	Continuance and extension conditions for the maturity of the secured debt (Revolving Credit Facilities and Term Loan B)

The existing secured debt, around $800m in nominal amount, is expected to be partly prepaid immediately (up to $150m), and the balance refinanced at a 103% exchange ratio (which would lead to a residual nominal amount of $670m) against an identically secured debt maturing in five years (i.e. early 2023).

23.3.	Fundraising and other elements

23.3.1.	Capital increase with preferential subscription right for original shareholders

Capital increase with preferential subscription rights through the issuance of new shares with warrants (ABSA), for a gross amount of $125m/around €112m, at a subscription price per share of €1.56 ($1.75).

23.3.2.	New Senior Notes coupled with warrants

New 6-year maturity (early 2024) bonds issue, for eligible Senior noteholders, for a total amount of $375m coupled with:

(i)	warrants with a subscription price of €0.01 per share (#3 warrants) allowing subscription to 16% of the diluted capital;

(ii)	a commitment and investment guarantee fee (backstop) representing in total 10% of the amount issued (and generating $337m in net proceeds);

(iii)	warrants with a subscription price of €0.01 per share (Guarantee Warrants) allowing subscription to 1.5% of the diluted capital; and

(iv)	an obligation to support and execute all endeavors or actions as may be reasonably necessary for the implementation and consummation of the financial restructuring (adhering to the lock-up agreement).

23.3.3.	new Senior Notes without warrants attached

New 6-year maturity (early 2024) bonds issue, only for original Senior noteholders, for a total amount of $86m and by way of compensation for accrued Senior Notes interests.

23.3.4.	Other elements

(a)	Payment of $5m/€4.5m in cash to Convertible bondholders as compensation for accrued and unpaid interest ;

(b)	Coordination warrants granted to the HYB Ad Hoc Committee as a Global Coordinator fee at a subscription price of €0.01 per share allowing subscription to 1% of the diluted capital.

23.4.	A better fortunes mechanism for existing shareholders

23.4.1.	Free warrants granted (Warrants #1)

One Warrant #1 would be freely granted to existing shareholders for each share in their possession.

The exercise period for these warrants would be four years from the date of the actual restructuring. Three Warrants #1 would allow subscription to four additional shares at a €3.12 ($3.5) strike price.

23.4.2.	Warrants attached to new shares issued as part of the rights issue with preferential subscription rights (Warrants #2)

One Warrant #2 would be attached to each new share subscribed, as part of the c. €112m rights issue with preferential subscription rights.

The exercise period of these warrants would be five years from the date of the actual restructuring. Three Warrants #2 would allow subscription to two additional shares at a €4.02 ($4.5) strike price.

24.	Which transactions need to be approved at the shareholders’ general meeting?

•	Share capital reduction not resulting from losses through diminution of the share par value to €0.01

•	Reserved capital increase for high-yield bondholders with a subscription price per share of €3.12

•	Reserved capital increase for OCEANE bondholders with a subscription price per share of €10.26

•	Issuance of Warrants #1 reserved for existing shareholders, at a €3.12 strike price per share

•

Capital increase with preferential subscription rights through the issuance of new shares with warrants (ABSA) at a subscription price per share of €1.56, with warrants #2 attached to the new shares issued at a €4.02 strike price per share

•	Warrants #3 granted to holders of new Senior Notes issued with a €0.01 strike price per share

•	Guarantee warrants granted to the HYB Ad Hoc Committee guaranteeing subscription to the new $375m Senior Notes, with each Guarantee warrant having a €0.01 subscription price per share

•	Coordination warrants granted to the HYB Ad Hoc Committee on June 14, at a €0.01 subscription price per share

25.	Would the agreement bring new liquidity support to the group?

The agreement allows for an increase in the Group’s liquidity of nearly +$500m in the long term:

- Around $300m in cash available immediately after the restructuring and corresponding to the residual proceeds of the rights issue and the new Senior Notes issue, after payment of various placement commissions, guarantee fees and partial repayment of the secured debt;

- And around $200m of additional capacity to raise secured debt in the future, pari passu with the existing secured debt, the lenders having agreed to share their collateral and guarantees up to a maximum amount of $900m (while the secured debt would amount to $670m post restructuring).

26.	Will the agreement enable CGG to meet its target of reducing its net debt?

As indicated last July when we published our Q2 2017 earnings, the Group’s liquidity could total almost $0.2bn by the end of the year/start of next year. If we convert that figure into a post-financial restructuring pro forma context, our liquidity would total almost $0.5bn (i.e. an increase of +$0.3bn) against gross debt of $1.2bn: this would mean the Group has net debt of $0.7bn on completion of its financial restructuring.

This is almost $2bn less than what the Group’s net debt would be by the same timeframe if financial restructuring does not take place (i.e. close to $2.7/2.8 billion if we take into account interest on existing debt, that is unpaid but remains due and continues to accrue).

It should be noted that the $0.7bn level of net debt post-restructuring at the end of 2017 would correspond to a leverage ratio (net debt to EBITDA) of close to 2.1x, whereas it would be almost 8.5x if no financial restructuring were to take place.

27.	Will the agreement enable the Group to achieve its objective of reducing the cash cost of its debt?

After the financial restructuring, the cash cost of the Group’s debt should total almost $85m per year i.e. a very reduced level that is more adapted to the Group’s operating income prospects for the coming years.

In this respect, it should be noted that the agreement would lead over the 2017-2019 period to a total cumulative net cash saving in terms of financial costs (interest paid, nominal amount repaid) of almost $225m, after taking into account costs relating to the restructuring (legal, advisory and experts’ fees) and tax benefits associated with the Sauvegarde procedure.

28.	Have the creditors made a commitment to keep the shares resulting from the conversion of their debts for a limited period of time?

No. Such a commitment is not required by legislation.

29.	What exchange rate was applied to €/$ conversions required by certain restructuring plan parameters?

The exchange rate applied for converting the OCEANEs and Senior Notes into capital, for the cash price of the subscription to the rights issue and the strike prices of the different warrants is the Reuters/USD exchange rate applicable at the middle of the day (CET) on 14 June 2017, i.e. 1 EUR = 1.1206 USD.

THE SHAREHOLDERS

30.	Is the way in which existing shareholders are being treated in the financial restructuring fair?

CGG’s Board of Directors appointed Ledouble SAS as an independent expert. They will give their opinion on the fairness of the financial restructuring for shareholders. This will be made public prior to the shareholders’ general meeting.

31.	What are you offering shareholders?

The restructuring plan that will be submitted to a vote at the shareholders’ general meeting offers shareholders an opportunity to participate in the Group’s financial restructuring process and (ii) comes with a better fortunes mechanism in the form of warrants. Shareholders could as such:

(i)

receive free warrants (warrant #1), exercisable over a very long period (four years), and whose strike price of €3.12 per share (3 warrants #1 entitling the holder to subscribe to 4 additional shares) would correspond to the conversion price in shares of the Senior Notes;

(ii)

through the exercise of their PSR, participate in the c. €112m rights issue in cash, by subscribing at a price of €1.56 per share to new shares with warrants attached (warrants #2), exercisable over an even longer period (five years) at a €4.02 strike price per share.

32.	What is the enterprise value corresponding to a €1.56 share price subscription?

On the basis of a €1.56 share price, the market capitalization post-restructuring would amount to nearly €1.1bn, alongside a net debt reduced to nearly $0.7bn. At the current €/$ exchange rate of 1.17 on October 9, 2017, this would correspond to an enterprise value of about $2bn.

33.	What is the value attributable to the Warrants #1?

The value of the warrants depends primarily on the subscription price, the residual lifespan of the warrant, the share price and the volatility of the share. The table below highlights the theoretical value of Warrants #1, determined on the basis of a post-transaction equilibrium price and a volatility assumption, according to the Blake & Scholes model; three Warrants #1 would entitle the holder to subscribe to four additional shares at a €3.12 strike price per share.

As such, the holder of an existing share will receive one Warrant #1, whose theoretical valuation, for instance, will be €0.48 on the basis of an equilibrium price of €2.00 and a volatility of 50%. It should be noted, however, that this valuation will not necessarily correspond to the actual market rate of Warrants #1, which will depend on supply and demand for that security.

34.	What is the value attributable to the PSR and the Warrants #2?

The PSRs’ value should primarily depend on the market perception (i) of the equilibrium price of CGG’s share post equity operations (and of the Group’s valuation) and (ii) of the equilibrium price of warrants #2, which will depend very much on expectations regarding the volatility of the CGG share price.

The table below highlights the theoretical value of the PSR (per existing share) based on CGG’s share price and of the warrants #2 according to the Blake & Scholes model, given that:

•

each holder of an old share will be able to subscribe to almost 3.25 new shares with warrants (assuming a theoretical ratio of 13 new shares with warrants for 4 old shares) for an amount per unit of €1.56. Each new share entitles the holder to 1 warrant #2. Considering that no fractional shares will be delivered , shareholders will need to purchase or sell the number of PSRs required to subscribe to a whole number of shares;

•	3 warrants #2 will entitle the holder to subscribe to 2 new shares at a €4.02 strike price per new share.

The existing shareholder will have the choice, during the subscription period for the rights issue with PSR, of either not subscribing to it and selling his PSRs in the market or of subscribing to it by exercising his PSRs.

More specifically, with respect to an existing shareholder who decides not to subscribe to the rights issue with PSR, it is important to note that:

•	the theoretical valuation in the above table will not necessarily correspond to what the actual quotation level of the PSRs will be during the subscription period for the rights issue with PSR;

•	at the end of the subscription period for the rights issue with PSR, those PSRs that not have been exercised will lose all their value;

•

as an example, on the basis of an estimated equilibrium price of €2.00 and a volatility of 50% for CGG’s shares post-transaction during the subscription period for the rights issue with PSR, the existing shareholder would have securities with an aggregate theoretical value of €4.59; i.e. the existing share valued at the equilibrium price of €2.00, a warrant #2 with a theoretical value of €0.48 (see above) and a PSR with a theoretical value of €2.11 (see above).

Moreover, with respect to an existing shareholder who decides to subscribe to the rights issue with PSRs, it is important to note that:

•

the exercise of such a PSR (instead of its sale during the subscription period for the rights issue with PSR) will in theory prompt an existing CGG shareholder to buy almost 3.25 new CGG shares for a unit price of €1.56. Considering that no fractional shares will be settled, shareholders will need to purchase or sell the number of PSR required to subscribe to a whole number of shares;

•

the exercise of such a PSR will also result in an existing CGG shareholder receiving – in addition to the Warrants #1 – theoretically close to 3.25 Warrants #2 (i) entitling the shareholder in total to subscribe for almost 2.15 new CGG shares at a price of €4.02 per share, and (ii) whose theoretical valuation, for instance, will be €0.40 on the basis of an equilibrium price of €1.56 and a volatility of 50%. It should be noted, however, that this valuation will not necessarily correspond to what the actual market rate of the Warrant #2 will be, which will depend on supply and demand for that security;

•

the exercise of such a PSR will also result in an existing CGG shareholder receiving – in addition to the Warrants #1 – theoretically close to 3.25 Warrants #2 (i) entitling the shareholder in total to subscribe for almost 2.15 new CGG shares at a price of €4.02 per share, and (ii) whose theoretical valuation, for instance, will be €0.68 on the basis of an equilibrium price of €2.00 and a volatility of 50%. It should be noted, however, that this valuation will not necessarily correspond to what the actual market rate of the Warrant #2 will be, which will depend on supply and demand for that security.

35.	What is the position of the main shareholders?

As far as the three main known shareholders are concerned:

•	DNCA backed the financial restructuring plan and committed to backstop a significant part of the rights issue in cash (€71m out of $€112m);

•	Bpifrance Participations, along with AMS Energie, took part in the negotiations until May 12, 2017; but they did not take part in subsequent negotiations;

•	AMS Energie has since sold a portion of its shareholding and declared that it was now below the 5% and then 1% capital and voting rights thresholds, respectively last July 28th and August 31st.

36.	What if shareholders were to reject the resolutions regarding the financial restructuring plan at the October 31st 2017 general meeting?

In the event that the shareholders were to reject the financial restructuring plan:

(A)

the Secured Lenders and holders of Senior Notes who have entered into the “Lock-Up Agreement” could be released from their obligation to support the Safeguard Plan, except in the event that a judicial reorganization proceedings (redressement judiciaire) is opened within 15 days of the general meeting’s negative vote, with a view to applying article L. 631-19-2 of the French Commercial Code, known as “Loi Macron” mechanism. Such mechanism is briefly described hereafter. In addition, the DNCA Entities could be released from their obligation to support the plan and backstop the Rights Issue with PSR. The same could apply to the Senior Notes’ holders who have committed to provide new money injection pursuant to the “Private Placement Agreement” dated June 26, 2017;

(B)

as indicated in the half year financial report, if new money were not to be raised in early 2018 pursuant to the Financial Restructuring Plan, according to the Company cash flow forecasts, the Group liquidity could decrease below the required level to run its operations no later than the first quarter of 2018, hence jeopardizing the ability of the Group to continue as a going concern. Any amendment to the Safeguard Plan (provided that the Company remains under the safeguard proceedings) would require (i) the reopening of the discussions with the creditors, including in particular with respect to the terms and conditions of the new money injections (ii) the submission for approval of the amended safeguard plan to the Lenders’ Committee and the bondholders general meeting, as well as US courts (iii) the convening of a new shareholders’ general meeting. The time necessary to carry out those steps makes it very unlikely that, in the context of the safeguard proceedings, the discussions with creditors be reopened with a view to improving the treatment proposed to shareholders;

(C)

should the Company request the opening of judicial reorganization proceedings with a view to benefiting from the “Loi Macron” mechanism, the Paris Commercial Court may also have to examine before the possibility to sell all or part of the Company. Given the Group structure and the rights of the various stakeholders (it being understood that the shareholders and the holders of Convertible Bonds would not have the power to legally oppose the sale of parent company’s assets), a sale plan (plan de cession) complying with the ability of the Group to continue as a going concern may be proposed and submitted to the Paris Commercial Court by any third party (including the Company’s creditors, to the exclusion of the controller). Such a plan may result in the shareholders and even the holders of Convertible Bonds being treated in a less favorable way than in the Safeguard Plan;

(D)

should the Paris Commercial court not retain an alternate sale plan, following a 3-month period from the opening of the judicial reorganization proceedings and subject to certain conditions, it may assess the potential implementation of a reorganization plan (plan de redressement), in accordance with “Loi Macron” mechanism. Such a mechanism allows in particular the appointment of a trustee (mandataire) to convene the competent shareholders’ meeting and vote in favor of the share capital increases in lieu of the shareholders having rejected the share capital restructuring, up to the amount set forth in the plan. However, the complexity and the timeframe necessary to implement such a solution could make its viability uncertain, in particular given the Group liquidity situation described above; and

(E)

finally, one could not rule out the potential opening of one or more liquidation judicial proceedings within the Group in various jurisdictions, in particular with respect to the 14 Group subsidiaries under Chapter 11 proceedings, or even the parent Company CGG SA.

As a summary, if the shareholders general meeting were to reject the resolutions relating to the implementation of the Safeguard Plan, the Group could be placed under judicial reorganization proceedings (redressement judiciaire) in the short term, be dismantled in the medium term, as the case may be in the context of judicial liquidation proceedings in various jurisdictions. Should such proceedings be carried out, they could place (i) the shareholders and the holders of American Depositary Shares in a situation where they would lose their entire investment in the Group, and (ii) the creditors, or some of them, in a situation of lower recovery of their claims.

37.	What are the particular constraints weighing on CGG’s financial restructuring, given the dual legal context between France and the United States?

On June 14, 2017, the Paris Commercial Court (Tribunal de commerce de Paris) opened the proceedings for a Sauvegarde procedure (procédure de sauvegarde) in respect of CGG SA, the group parent company. CGG SA also filed a petition under chapter 15 of the U.S. Bankruptcy Code with the Bankruptcy Court of the Southern District of New York, seeking recognition in the U.S. of the Sauvegarde as a foreign main proceeding.

On the same day, fourteen direct and indirect subsidiaries (U.S. and non-U.S.), filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court of the Southern District of New York.

These subsidiaries are each directly a guarantor of the Senior Notes issued by CGG SA ($1.5bn in aggregate principal amount) and of the Group’s secured debt ($0.8bn, including $0.5bn directly borrowed by US subsidiaries of the Group).

These guarantor entities, for the year 2016:

•

accounted for c.$528 million of the group’s revenue for the year 2016, before group eliminations (on the basis of the presentation made in note 32 to CGG’s 2016 annual report on Form 20-F), some of which with other group subsidiaries;

•	contributed respectively to 26% (c.$311 million) and 26% (c.$85 million) of the group’s consolidated revenue and EBITDA before Non-Recurring Charges (NRC); and

•

taking also into account the contribution of their direct and indirect subsidiaries (which are assets embedded in the Chapter 11 scope), contributed 56% (c.$670 million) and 65% (c.$212 million), respectively, of the group’s consolidated revenue and EBITDA before NRC.

The opening of procedures in France (Sauvegarde) and the United States (Chapter 11) requires that the financial restructuring plan be approved by the stakeholders and Courts under the two jurisdictions. In addition, failing an agreement with the lenders involved in the US proceedings, the US Courts could decide to allocate to such lenders all or part of the 14 foreign subsidiaries’ assets embedded in the Chapter 11 scope, which would lead to a dismantling of the CGG Group. In this respect, it should be noted that shareholders and convertible bondholders are not consulted in the US procedure, contrary to the Sauvegarde procedure.

38.	What would the maximum dilution for existing shareholders be under the agreement?

The financial restructuring plan is based (amongst others):

(i)	on the equitization of around $1.95bn in debt, which represents more than 20x the current market capitalization, and

(ii)	on the issuance of new shares, allowing an injection of nearly $0.3bn of new liquidity into the Group , which represents more than 3x the current market capitalization.

Consequently, the financial restructuring will lead to a very significant dilution for existing CGG shareholders.

In practice, the ownership percentages of existing shareholders would range between 3.1% and 22.0% if they participate in the rights issue and exercise their #1 and #2 warrants. The lower range assumes that existing shareholders decide (i) not to participate in the rights issue with PSR that is open to them and (ii) not to reinvest in shares the proceeds from the sale of #1Warrants or the PSR to which they are entitled.

39.	Who would be eligible for the share purchase warrants (warrants #1 or warrants #2)?

One Warrant #1 would be freely granted to existing shareholders (see question 9 above) for each share in their possession. Three Warrants #1 would entitle the shareholder to subscribe to four additional shares at a €3.12 strike price per new share. The exercise period for these warrants would be 4 years from the date on which the restructuring takes effect.

Warrants #2 would be granted to shareholders participating in the rights issue with preferential subscription rights, where one Warrant #2 would be attached to each new subscribed share. Three Warrants #2 would enable a shareholder to subscribe to two additional shares at a €4.02 strike price. The exercise period for these warrants would be 5 years from the date on which the restructuring takes effect.

40.	How would the number of preferential subscription grants granted to me be determined?

The number of preferential subscription rights granted to you would be equal to the number of CGG shares you hold when the operation starts (1 existing share = 1 preferential subscription right).

If, for example, you hold 100 shares, you would automatically receive 100 preferential subscription rights.

The parity between the number of preferential subscription rights and the number of new shares for subscription would be determined when the operation is launched.

On the basis of the current number of existing shares, 22 million preferential subscription rights would entitle shareholders to subscribe to 72 million new shares at the price of €1.56 per share.

41.	Would I be obliged to exercise the preferential subscription rights that I’d receive as part of the €112 million rights issue?

No. The preferential subscription rights correspond to a subscription right that you are granted freely. However, if you don’t choose to exercise or sell them at least two stock market days before the end of the subscription period for the rights issue with preferential subscription rights they will lose their value.

42.	When would I have to pay the subscription price for the shares that I will subscribe to with my preferential subscription rights?

According to the tentative schedule, the subscription period for the rights issue with PSRs would open on December 12, 2017 and close on December 20, 2017. Throughout this period, preferential subscription rights may be exercised subject to payment of the corresponding subscription price.

43.	Will I have to pay any charges?

That will depend on your financial broker. Check with him. If you are a registered shareholder, you will not have to pay any charges for exercising, buying or selling your preferential subscription rights.

44.	When will the new shares be listed?

According to the tentative schedule, the new shares would be listed starting January 17, 2018.

45.	When and how will I receive the warrants? When will the warrants be listed?

According to the tentative schedule, the warrants would be delivered to you by your broker on January 17, 2018. They will start trading on the same date.

46.	What would happen if the rights issue of about €112 million was not fully subscribed to by the shareholders?

DNCA, as a long-standing shareholder, has committed to underwriting €71 million (out of about €112 million) of the rights issue with preferential subscription rights, with the holders of Senior Notes underwriting, if necessary, the rest of the operation. The operation will in any case be fully subscribed.

GOVERNANCE

47.	Will the company’s current Board of Directors remain in place after the rights issue has ended?

If voted by the Company’s Shareholders’ Meeting, the structure and composition of the Company’s Board of Directors at the end of the financial restructuring will be defined in consultation with DNCA and members of the ad hoc committee of Senior Notes holders who will have become and will remain shareholders of the Company.

The structure and composition of the Board of Directors must conform to the clauses of the AFEP-MEDEF code and will be put into place at the earliest opportunity and, in any case, within a period of three months after the date at which the restructuring takes effect.

THE RECEIVER

THE COMMISSIONER FOR THE

IMPLEMENTATION OF THE PLAN

48.	What is the mandate of the Receiver?

As part of the Sauvegarde procedure that we are following to implement our financial restructuring, the receiver has a supervisory mandate.

The company executives remain in place and continue to manage the company, while the receiver is essentially responsible for checking this management takes place.

His/her role is chiefly to:

•	assist management in preparing the Sauvegarde plan giving details about the financial restructuring,

•	assist management in their interactions with all bodies representing the Company’s personnel,

•	organize the vote by the lenders’ committee (CECA) and the bondholders’ general meeting (AUO) on the Sauvegarde plan.

49.	Who is the receiver?

SELARL FHB, in the person of Hélène Bourbouloux, previously the ad hoc representative, was appointed as receiver by the Paris Commercial Court.

50.	How long will the receiver’s assignment last?

The receiver was appointed by the Court as part of the proceedings opening the Sauvegarde procedure and will remain in office until its conclusion.

In the event of a favorable vote by the shareholders’ General Meeting on October 31, 2017 and acceptance of the draft safeguard plan by the Paris Commercial Court, the receiver’s assignment will come to an end at the same time as the draft Sauvegarde plan is adopted by the Paris Commercial Court (which may be filed within 15 days after the hearing scheduled on November 6, 2017).

51.	Who manages the company during the receiver’s assignment?

The appointment of a receiver with a purely supervisory role does not change the way in which the Company is managed, Jean-Georges Malcor remains CEO, supported by the Executive Committee and under the supervision of the Board headed by Rémi Dorval.

52.	If CGG’s Sauvegarde plan is adopted, will the company remain under the Sauvegarde procedure?

In the event of the Sauvegarde plan being adopted by the Paris Commercial Court, CGG SA will be released from the Sauvegarde procedure. A commissioner for execution of the plan will then be appointed by the Paris Commercial Court for a period equal to that of the Sauvegarde plan (i.e. a maximum of 10 years).

53.	What would be the mandate of the commissioner for execution of the plan?

The Commissioner for execution of the plan is responsible for ensuring the Sauvegarde plan adopted by the Court is executed. He may therefore in this capacity be informed of all documents and information relevant to his mission and shall be held accountable to the President of the Court and to the Public Prosecutor for any failure to execute the plan. The Commissioner for execution of the plan is required to report annually on the performance of the debtor’s commitments and on the payments and allocations made to the debtor. The report shall be filed at the Registry, communicated to the Public Prosecutor and be made available to any creditor. Finally, if the debtor wishes to modify substantially the objectives or the means of the plan, the debtor must apply to the Court for this purpose. The latter may only take a decision on this after having read the report by the Commissioner for execution of the plan.

54.	Who may be designated as Commissioner for execution of the plan?

The Commissioner for execution of the plan shall be appointed at the hearing for adoption of the draft Safeguard plan. The receiver and/or the judicial representative may be appointed as such.

STAKEHOLDERS

55.	What is the impact of this Sauvegarde procedure on the Company’s clients? And on its employees?

Throughout the process and negotiations with the different stakeholders leading up to the restructuring plan that was agreed upon on 13 June this year and is today being submitted for the approval of the Shareholders’ Meeting, CGG’s General Management has endeavored to minimize any unfavorable impact such a situation could have on – among others – the conduct of operations, the Company’s business positions and its management of its human capital.

The aim has been to secure the widest possible agreement on the restructuring plan among the different types of creditors and to achieve this even before the Company initiated the Sauvegarde procedure in France and filed for Chapter 11 in the United States: the intention was to secure as far as possible final approval of the plan by the Paris Tribunal de Commerce and the New York Bankruptcy Court, and therefore secure both its effective implementation and its implementation schedule.

In the case in point, with the success of the subscription commitment of the new Senior Notes, which led to at least more than 86% of Senior Note holders committing to supporting the restructuring plan (lock-up agreement) we were able to secure a favorable outcome of the US procedures already underway, and therefore reassure both our major clients (particularly the large international companies who are well versed in the workings of the Chapter 11 procedure) and our key employees as to the long-term future of the Company and the good conduct of our financial restructuring.

A couple of points worth noting in this respect are that:

•

by acting as quickly as possible, the process involved in drawing up and implementing the Company’s financial restructuring will have taken almost one year, between its launch announced in early January 2017 and its conclusion expected before the end of February 2018;

•

a rejection of the plan by the Shareholders’ Meeting could have an immediate unfavorable impact on the Group’s clients (and to a certain extent its key staff), if they were to feel less inclined to contract services to a company whose financial and legal situation seemed too uncertain in the short term.

56.	Will vendors be paid for goods and services provided to CGG during the restructuring?

For contracts still running, vendors continue to be paid during the Sauvegarde procedure for all claims arising after the proceedings have started. Under the US Bankruptcy Act, Chapter 11 companies are allowed to pay their suppliers in full and under normal conditions for goods and services that are provided after the date of commencement of the proceedings.

57.	Will the Sauvegarde and Chapter 11 procedures affect employees’ compensation and benefits?

All employee programs, including compensation and benefits, should remain as they are under court procedures. The financial restructuring should enable the Company to preserve and support all its existing businesses, without further industrial or social restructuring.

58.	What is the position of CGG’s trade unions and employees’ works council on the proposed plan?

The trade unions and employees’ works council spoke in favor of the financial restructuring plan.

MISCELLANEOUS

59.	Do you need a next phase for your Transformation Plan?

Given the unprecedented crisis CGG is facing, a “Strategic Transformation Plan” was launched in early 2014. The implementation of this industrial transformation plan is nearing completion and has resulted in (i) a rescaling of our operating fleet (from 18 vessels at the end of 2013 to 5 as of June 30, 2017), (ii) a repositioning of the Group in high added-value market segments, such as the GGR or Equipment segments, (iii) a 50 % reduction in the Group’s headcount (the number of employees is now less than 5,500 whereas the number totaled around 11,000 at the end of 2013), and (iv) increased cost control at all levels (two-fold reduction in overhead costs).

Thus, and in order not to invalidate its ability to seize the market rebound when it occurs, CGG does not plan to launch a new adaptation or transformation plan.

***

IMPORTANT NOTICE:

Documents and information relating to the General Meeting, and specifically the report by the Board of Directors, are available on the Company’s website (www.cgg.com) and available to shareholders under the conditions provided by law.

In addition, prospectuses for the various securities to be issued as part of the financial restructuring will be submitted for the approval of the AMF, and will include the opinion of the independent expert on the fairness of the restructuring for shareholders. These prospectuses will be available free of charge at CGG headquarters and on the CGG (www.cgg.com) and AMF (www.amf-france.org) websites. In particular, we would like to draw your attention to the “Risk factors” section of the abovementioned prospectuses.

This document does not constitute an offer to sell or a solicitation of an offer to subscribe for these securities and does not constitute an offer in any country in which such an offer, recommendation or sale would be subject to specific legal and regulatory restrictions.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.